

Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 29, 2008

via U.S. Mail

Action Stock Transfer Corp.
7069 Highland Drive, Suite 300
Salt Lake City, UT 84122

> **Re:** **Sona Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2008**
> **File No. 333-148959**

Dear Sir or Madam:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please monitor the age of your financial statements.

2.   We note your response to our prior comment 2 indicating that you have excluded current accounts payable to related parties from your measure of working capital. We also note that the disclosure on page 14, that you have "available working capital" of $10,343, is not consistent with your disclosure of working capital at pages 13 and 17. We believe that you should be consistent when reporting this measure throughout the filing. Moreover, it appears that you need to revise your measure to comply with the guidance in Chapter 3, paragraph 3 of ARB 43, to deduct all current liabilities from current assets.

3.   It is unclear what you have omitted from those exhibits you mark with double asterisks, including the opinion of counsel. Please explain further. Also, unless you can cite to the provision in Item 601 of Regulation S-K that permits the omission of portions of the exhibits you have so marked, please file each such exhibit in its entirety, and revise the index accordingly.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Sona Resources, Inc.
April 29, 2008
Page 3

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson
T. Levenberg

<u>via facsimile</u>

Conrad C. Lysiak, Esq.
(509) 747-1770